UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 6, 2005
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:

•	Press Release dated May 5, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: May 6, 2005	By:	/s/ “Blaine G. Melnyk”
Blaine G. Melnyk
Corporate Secretary & Associate General Counsel

NEWS RELEASE

Enbridge shareholders approve 2-for-1 stock split

CALGARY, Alberta, May 5, 2005 — Enbridge Inc. shareholders today approved a proposal to divide the Company’s common shares on a two-for-one basis by two-thirds of votes cast at the Company’s Annual and Special Meeting of Shareholders held in Calgary.

Enbridge common shares will commence trading on the Toronto Stock Exchange on a split basis at the opening of business on Wednesday, May 18, 2005, which is the second trading day preceding the record date of May 20, 2005. As of the record date, each shareholder of record will receive one additional common share for each common share he or she holds.

Enbridge common shares will trade on the New York Stock Exchange, commencing at the opening of business on Wednesday, May 18, 2005, with rights entitling holders to an additional common share for each common share held upon the commencement of trading of the common shares on a split basis on the NYSE. The trading of the common shares on a split basis on the NYSE will commence on May 30, 2005, after the May 27, 2005, delivery of share certificates to registered holders of Enbridge common shares.

For beneficial shareholders who hold their shares in an account with their investment dealer or other intermediary, their account will be automatically updated to reflect the stock split. Similarly, shareholders enrolled in the dividend reinvestment plan will have those accounts automatically updated to reflect the stock split.

Registered shareholders should retain their current Enbridge share certificates which will remain valid, and continue to represent the number of Enbridge shares indicated on those certificates. Additional Enbridge stock certificates will be mailed on May 27, 2005. The combination of the old stock certificates and the new stock certificates will represent each shareholder’s total post—split shareholdings.

Enbridge anticipates that the stock split will increase the availability of common shares for purchase by the public and enhance the liquidity and trading of the shares. The Company currently has approximately 174 million shares outstanding, which subsequent to the stock split will double to approximately 348 million shares outstanding. At the close of business today, the price of an Enbridge common share was Cdn$64.02.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Contacts:

Media:
Jim Rennie
(403) 231-3931
jim.rennie@enbridge.com

Investment Community:
Colin Gruending
(403) 231-5919
colin.gruending@enbridge.com